UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                            Scherer Healthcare, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    80653010
                                 (CUSIP Number)

                                 Thomas V. Glynn
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7060
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 5, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


439013.1

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CUSIP No. 80653010                                      SCHEDULE 13D
----------------------------------------------


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joel M. Segal
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  /  /
                                                                 (b)  /  /


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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   /  /

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of New York
-------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
                                               135,444
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                             --------------------------------------------------
                               8          SHARED VOTING POWER
                                               0
                             --------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
                                               135,444
                             --------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                               0
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                135,444
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                     /   /

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.14%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


439013.1

----------------------------------------------
CUSIP No. 80653010                                      SCHEDULE 13D
----------------------------------------------


                  This Amendment No.1 to Schedule 13D, which is filed pursuant to Rule 13d- 2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Amendment No. 1"), amends and supplements the original Schedule 13D, dated May 9, 1994 and March 17, 1995 (the "Original
Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "SEC") on March 22, 1996 on behalf of Joel M. Segal with respect to the ownership of common stock, $0.01 par value ("Common Stock"), of Scherer Healthcare, Inc., a Delaware corporation. This Amendment No. 1 reports the termination of any further obligation of Mr. Segal to report on Schedule 13D with respect to his existing beneficial ownership of Common Stock. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

                  Pursuant to the Arbitration Award (as defined below), a total of 257,444 Shares were transferred by Fahnestock from the ITCOB Account to a brokerage account maintained by the Reporting Person free and clear of any margin debt. See. Item 4.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

                  On October 11, 1996, the arbitration panel empaneled by the National Association of Securities Dealers, Inc. ("NASD Panel") in connection with the Reporting Person's arbitration proceeding against Bradley, Reich & Co. and Fahnestock, and certain of their associated persons (Segal et al v. Reich & Co., Inc., et al, NASD Arbitration Number 95-01176) issued a final arbitration award that, among other things, ordered respondents Bradley and Fahnestock to jointly and severally redeem 100,000 Shares held in the ITCOB account and respondent Fahnestock to transfer the remaining Shares held in the ITCOB Account to the Reporting Person free and clear of all margin and interest. After requests from the parties for clarification of certain terms thereof, the NASD Panel clarified the final award on November 27, 1996. As clarified, the final award, among other things, ordered (i) respondents Bradley and Fahnestock to jointly and severally purchase 100,000 Shares held in the ITCOB account at $7.00 per share, (ii) the application of the proceeds of such purchase as an offset against the margin debt in the ITCOB account and (iii) respondent Fahnestock to transfer the remaining Shares held in the ITCOB Account, plus any other shares in such account, to the Reporting Person free and clear of all margin and interest (the "Arbitration Award"). Pursuant to the Arbitration Award, 234,444 Shares were transferred to the Reporting Person on December 5, 1996 and 23,000 Shares were transferred to the Reporting Person on December 19, 1996.


439013.1

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CUSIP No. 80653010                                      SCHEDULE 13D
----------------------------------------------


Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

                  (a) and (b) As reported in the Scherer's Quarterly Report on Form 10-Q for the second fiscal quarter ending September 30, 1996, there were 4,312,839 Shares outstanding as of October 31, 1996. As of the date hereof, the Reporting Person held an aggregate of 135,444 Shares, constituting approximately 3.14% of the Shares outstanding. The Reporting Person is the sole beneficial owner of the foregoing 135,444 Shares and accordingly possesses the sole power to vote and the sole power to dispose all such Shares.

                   (c) See Item 4 for a discussion of the circumstances under which the Reporting Person acquired the Shares the beneficial ownership of which is reported in this Amendment No. 1. During the sixty days prior to December 30, 1996, the Reporting Person effected the following sale transactions for the
Shares:

                                   SHARES SOLD

                          Number of                      Per Share
 Date                     Shares                         Price

12/11/96                  2,000                          $2.55

12/16/96                  10,000                         $2.50

12/18/96                  5,000                          $2.50

12/19/96                  5,000                          $2.13


                  The foregoing sale transactions were effected through the Reporting person's brokerage firm in the over-the-counter market.

                  In addition, on December 30, 1996, the Reporting Person transferred to his legal counsel 100,000 Shares at an agreed upon value of $2.38 per share in satisfaction of amounts owed for legal fees and disbursements.

                  (d)  Not Applicable.

                  (e) On December 30, 1996, the Reporting Person ceased to be a beneficial owner of more than 5% of the Shares, thereby terminating any future obligation of the Reporting Person to report on Schedule 13D with respect to his existing beneficial ownership of Shares.


439013.1

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.






Dated:   December 30, 1996



                                  /s/ Joel M. Segal
                                  __________________
                                  Joel M. Segal

439013.1